Mail Stop 4561

February 13, 2006

Jason Ma
Chief Executive Officer
Titanium Group Limited
4/F, BOCG Insurance Tower
134-136 Des Voeux Road Central
Hong Kong

>   **Re:**   **Titanium Group Limited**
>   **Registration Statement on Form S-1**
>   **Amendment Filed January 26, 2006**
>   **File No. 333-128302**

Dear Mr. Ma:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We reissue our prior comment 2. Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics, and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then the company must adopt the information as the company's own or provide a consent for its use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the following. This is not an exhaustive list.

    -   The statements in the first paragraph on page 13 relating to your "internal research";
    -   The statements in the paragraph starting "Although different biometrics . . ." on page 18

- The statements in the paragraph immediately preceding the "Ti-Face" subsection on page 19;

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

2. Please expand the fifth paragraph to provide quantitative and qualitative context for your product performance claims as to a "very low acceptance rate" and "a very high verification rate". In the competition subsection of "Business", indicate how the performance of the company's products compares to the offerings of its competitors.

3. In the Results of Operations discussion, you sometimes refer to two or more factors or events that contributed to a material change that is discussed. Where a change from one period to the next is the result of two or more factors or events, please state the amount of the changes that was attributable to each separate factor or event. For example, what portion of the increased SG&A expenses in 2004 was due to increases in the number of employees, and what portion was due to establishing a new research center.

4. In discussing the changes in revenues from one period to the next, please indicate the extent to which changes in your revenues were attributable to changes in prices charged for products or services, as opposed to volumes of products or services provided in each period. If prices for your products and services were constant in 2004 and 2005, please so state.

Prior comment no. 11 Liquidity and Capital Resources

5. We note your response to our prior comment no. 11 and your revised discussion of shareholder loans impacting your 2003 operating activities. As requested in our prior comment, explain why shareholder loans are included in operating activities as opposed to financing activities and how this presentation complies with SFAS 95. In your response clearly address the provisions of SFAS 95 that permit classification of a loan as an operating activity. In addition provide this information in your response, as opposed to referring to revisions in your filing and revise your filing as needed.

6. We note that you use the term "burn rate" in you discussion of Liquidity and Capital Resources. Tell us how you considered Item 10 (e) of Regulation S-K regarding Non-GAAP measures as it relates to your use of the term "burn rate". Further tell us whether "burn" rate is a measure of liquidity or performance and how this metric is computed.

7. We note your response to our prior comment 16, specifically, that you have limited your disclosure relating to the identity of customers who have purchased large systems because of privacy concerns. Please be advised that your major customers, specifically those that account for 10% or more of your consolidated revenues, must be identified pursuant to Item 101(c) of Regulation S-K. Revise or advise.

Business, page 18

8. Provide quantitative context for your claim in the third paragraph that you are a leading provider of automatic face recognition systems. In particular, how did your revenues for the most recent period compare to the revenues of the larger companies that are your competitors. Clarify why you believe that supplying systems to governments, law enforcement organizations, gaming companies and other organizations supports your conclusion that you are "a leading provider".

Executive Compensation, page 31

9. Please update the executive compensation disclosure to provide information for the year ended December 31, 2005, the most "recent fiscal year" as that term is used in Item 402 of Regulation S-K. If bonus amounts for the prior year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to Interp. 8B. of Telephone Interp. Manual (July 1997).

Security Ownership of Certain Beneficial Owners and Management, page 33

10. We note that you only list Golden Mass and its control persons, Messrs. Cheung and Tang. We would not object to omission of tabular information on any other executive officers named in the summary compensation table, as well as any directors, so long as you include a statement that, except as set forth in the table, none of the persons within those categories beneficially owned any shares of the company's common stock.

Certain Relationships and Related Transactions, page 34

11. Please expand the text concerning the sales to Ericorps to discuss more clearly and specifically how the prices and other terms of the related party transaction compare to the prices and terms of corresponding transactions during each period with non-affiliated entities. Although we note that you state that the terms are "similar", you should indicate whether the terms of the related party transaction are no less favorable than the terms of transactions with non-affiliates. To the extent there are variances in the terms or some of the terms of the related party

transaction may be viewed as less favorable to the company, describe the nature of these variances.

12. With respect to the loans from related parties, please disclose the amounts received from and repaid to each related party. In this respect, it appears that you discuss the loans from Johnny Ng and Billy Tang in the aggregate, rather than on an individualized basis. Provide similar details with respect to the "shareholder loans" that also appear to be discussed in an aggregated fashion. Did the company enter into promissory notes or other written documentation with respect to these and other related party transactions required to be disclosed in this section? If so, the written agreements should be filed as exhibits.

13. We note the payments to Mr. Humphrey Cheung. As required by Item 404 of Regulation S-K, all related party transactions involving in excess of $60 thousand must be described in reasonable detail. Please disclose how Mr. Cheung intends to pay the amounts due and whether the payments are subject to interest.

Unaudited Interim Consolidated Financial Statements – Nine Months Ended September 30, 2005 and 2004

Prior comment no. 41 - Note 3. Amount Due from Related Parties, page F-4

14. We note your response to our prior comment 41. Your response appears to be inconsistent with your response to comment no. 55 in our letter dated December 9, 2005, in which you indicate that it takes a considerable amount of time to transfer cash through normal banking channels and that you save approximately five business days by transferring cash to a Director. Reconcile these two responses considering it does not appear from your response to prior comment 41 that the Director immediately deposits funds he receives in his name directly into the bank account of your subsidiary. Further tell us how funds are transferred to the Director, presumably located in China, and if done through a bank transfer, clarify why this takes less time then a transfer directly to the bank account of your subsidiary. Also tell us whether there is a written agreement between the Company and the Director relating to these transfers, and if so, provide us the terms of the agreement.

Financial Statements – Years Ended December 31, 2004, 2003 and 2002

Prior comment no 42 - REPORT OF INDEPNDENT REGISTERED PUBLIC ACCOUNTING FIRM, page FF-1

15. We understand from your response that Zhong Yi is involved in the credentialing process with the Office of the Chief Accountant. Please advise us when Zhong Yi has completed this process. As noted in our prior comment no. 42 we may be

unable to complete our review and accept the report of Zhong Yi until the firm has completed the credentialing process.

Prior Comment no 43 - Consolidated Statements of Income, page F-2 and FF-4

16. We note your response to our prior comment 43 and revised presentation of revenues and cost of sales in your Consolidated Statements of Income. Tell us why no, or nominal amounts, are associated with cost of maintenance revenues.

Prior Comment no. 44 - Note 1. Summary of Significant Accounting Policies, page FF-11

17. We note your response to our prior comment 44 and revised disclosures in Note 1 and 12 of your audited financial statements. Consider cross referencing your disclosures in Note 12 ("Operating Risk") to Note 1, in which you disclose significant customers and significant revenues generated in one country.

Prior Comment no. 45 - Revenue Recognition, page FF-12

18. We note you response to our prior comment no. 45 and reference to revised disclosures in Note 2, which include a description of products and services that recognize revenue pursuant to SFAS 13 and SOP 97-2. Provide the information about your accounting for these products and services:

    - Your analysis of determining units of account pursuant to EITF 00-21 for multiple element arrangements, the accounting literature that applies to recognizing revenues for those units of account and the timing of delivery for each unit of account;
    - The terms of your arrangements and related revenue recognition for products subject to SFAS 13 as noted in your disclosure, including the classification of the leases, how you determine interest rates, residual values and other significant assumptions and factors relating to your lease accounting;
    - Why system design, implementation and training would be subject to SFAS 13 considering the scope of this literature includes property and equipment. We refer you to EITF 01-8 and paragraph 1 of SFAS 13;
    - Why you have not provided any of the disclosures pursuant to SFAS 13;
    - Whether all revenue relating to units of account subject to SOP 97-2 are deferred until the last deliverable is accepted by the customer;
    - Tell us the standard terms of your software license arrangements;
    - Considering your disclosure that revenue is deferred until a user acceptance certificate is obtained (*i.e.*, after system design and implementation), tell us why no deferred revenue is reported in your balance sheets;
    - Explain the difference between services/upgrades/products provided under Post Contract Customer Support arrangements that are provided free of charge

for the first twelve months and those provided under "definite maintenance contracts";

- Tell us how you have considered paragraph 56 of SOP 97-2 in evaluating whether you are providing implied PCS under the terms of your contracts. In this regard confirm that if an unspecified upgrade or other products and services were provided to customers in the second year of their contract that you would not provide those same upgrades and services to customers that were in the first twelve months of their contract;

- Tell us whether you ever sell software without providing customization, design and implementation services, and if so, how you determine VSOE when software is sold with PCS.

Provide the information and analysis requested above in your response letter as opposed to referring to your revised disclosures and also revise your disclosures as necessary. Please be as detailed as necessary to provide a thorough understanding of your revenue recognition for products and services.

Prior comment no. 48

19. We note your response to our prior comment comment 48. As requested in our prior comment, tell us whether you grant PCS to resellers, and if so, how you allocate the arrangement fee to PCS and other elements. We refer you to paragraph 62 of SOP 97-2.

Prior Comment no. 50 - Research and Development Costs, page FF-14

20. We note your response to our prior comment 50. It appears from your response that all research and development costs relating to products launched in 2004 and 2005 were capitalized. Considering this, confirm that ProAccess FaceOK, ProAcess FaceGuard, ProFacer iDVR, ProFacer Watchguard and ProAccess FaceAttend reached technological feasibility, as defined in SFAS 86, prior to 2004.

Prior Comment no. 51 - Research and Development Costs, page FF-14

21. We note your response to our prior comment 51. Tell us why the auditor's opinion is not dated after August 31, 2005 or dual dated, considering your

financial statements were restated after that date. Have your auditor's revise the date of their opinion date, as necessary.

Prior Comment no. 52 - Grant and Subsidy Income, page FF-11

22. We note your response to prior comment 52 and that the company applied SFAS 68 in accounting for government grants received. Tell us why SFAS 68 applies to

the government grants you received considering paragraph 3 of that standard indicates "This Statement does not address reporting of government-sponsored research and development." Further tell us why you have not applied the guidance in paragraph 73 of SOP 97-2, as it relates to accounting for income received from a funding party. In addition tell us how you propose to accounting for your arrangements with Tsing Hua University and the Institute.

Prior Comment no. 55 - Note 8. Income Taxes, page FF-17

23. We note your response to prior comment 55 and your analysis of the impact of not recording deferred taxes. In your analysis the impact on 2003 income of not recording deferred taxes is 30% which appears to be material. Although SAB Topic 1 M indicates that qualitative factors should be considered when misstatements are quantitatively <u>small</u> it does not suggest that the qualitative factors should be considered when items are quantitatively <u>material.</u> Tell us why this amount is not quantitatively material to your financial statements.

Prior comment no. 56

24. We note your response to our prior comment 56. It is not evident from your response which items included in your analysis are temporary timing differences and permanent timing differences and how your disclosures comply with Item 4-08 (h) of Regulation S-X. Tell us which items in your analysis are temporary timing differences and describe what is included in "others." Provide us with the accounting entries to record deferred tax assets and liabilities and revise your analysis presented in response to our prior comment no. 55 to include all temporary timing differences in addition to the amount provided for depreciation. Also, tell us why the amount of the valuation allowance, which you refer to in your response, is not disclosed along with the related net operating loss carry forwards. We may have further comments based on your response.

Prior Comment No. 57 - Note 10. Related Party Transactions, page FF-19

25. We note you response to our prior comment 57. As noted in your response the amount of revenue from sales to Ericorps are significant. Considering this, revise your balance sheet, income statement, or statement of cash flows pursuant to Rule 4-08 of Regulation S-X to disclose related party transactions. Further revise your MD&A to discuss the impact of related party transactions on your results of operations and liquidity.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

26. In response to prior comment 27, you provide "form of" agreements as Exhibits 10.9 and 10.10. If an agreement with a distributor is material, then the agreement with that distributor should be filed in the form it was executed. If you seek to reduce the burdens associated with filing two or more copies of substantially identical agreements, you may rely on Instruction 2 yet this approach requires that you identify the places in the agreement where information varies from one agreement to the next and then provides the information that varies in a schedule to the agreement. Otherwise, provide the appropriate documents or provide us with a reasonable basis for excluding the executed documents.

Undertakings

27. Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Ferraro at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Fay M. Matsukage (by facsimile)
        303-777-3823